Many bitcoin ETFs are coming to market. One way to decide which ETF to invest in is to consider the commitment of the ETF sponsors. We at VanEck are not tourists to bitcoin. For seven years—since 2017—we have been advocating for the approval of an ETF for investors to gain bitcoin exposure without the need for self-custody. In anticipation of this day, we have focused on educating the market through breakfast seminars in our midtown office, research papers, one-on-one meetings and more. We want clients to be as prepared as we are. Neither have we badmouthed the concept of decentralized, opensource software. Bitcoin and blockchain technology are public goods. That’s why we’re donating 5% of our profits to Bitcoin core developers. No other shop has demonstrated this level of alignment with the builders of Bitcoin. Instead, they’ve offered investors gimmicks only to trap them later with higher fees. We understand to our core that investors need a hedge in their portfolios if and when governments lose control over the money supply. When U.S. spending was out of control in the 1960’s, my father launched the first gold share fund in the U.S., even though gold had been pegged against the dollar for about 190 years. Investing in gold bullion was illegal at the time. Three years later, the peg broke. We also know that investing in bitcoin is difficult due to its newness and volatility, among other risks. This is why we scream for investors to dollar cost average—start right away (small) but dollar cost average over time and Hold On for Dear Life. Last, we put our money where our mouth is, by providing the biggest seed capital of any ETF—about $72 million at the time.1 I would like to personally thank the crypto community for its warmth and creativity. From the whales to the youngest coders to anonymous posters, most have been genuine and sincere--and willing to educate me. Yes, there are scammers, too, but they are far outnumbered. We ETF sponsors also stand on the shoulders of giants. We didn’t laugh, but listened, when Tyler and Cameron Winklevoss explained Bitcoin in 2013. And other ETF sponsors like Fidelity, Grayscale, Bitwise and Valkyrie have been contributors, not to mention regulators like former CFTC Chairman Chris Giancarlo, former acting Comptroller of the Currency Brian Brooks and SEC Commissioner Hester Pierce, who moved the bureaucracy. Thank you, Satoshi, for launching the most important financial freedom technology of the internet age. We celebrate Bitcoin builders—not tourists. IMPORTANT DISCLOSURES The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Bitcoin Trust's (the "Trust") investment objectives, risks, charges and expenses. 1 Source: S-1 Filings as of 1/8/2024. Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-251808 January 10, 2024

Investing involves risk, and you could lose money on an investment in the Trust. The value of Bitcoin and, therefore, the value of the Trust’s Shares could decline rapidly, including to zero. You could lose your entire principal investment. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus. The Trust's investment objective is to reflect the performance of Bitcoin less the expenses of the Trust's operations. The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of Bitcoin. The Trust is not an investment company registered under the Investment Company Act of 1940 (“1940 Act”) or a commodity pool for the purposes of the Commodity Exchange Act (“CEA”). Shares of the Trust are not subject to the same regulatory requirements as mutual funds. As a result, shareholders of HODL do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. Because shares of the Trust are intended to reflect the price of the Bitcoin held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting Bitcoin prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns. Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the Bitcoin held by the Trust (less its expenses), and fluctuations in the price of Bitcoin could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the Bitcoin represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of Bitcoin represented by each Share will decline over time. This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction. The Sponsor of the Trust is VanEck Digital Assets, LLC. The Marketing Agent for the Trust is Van Eck Securities Corporation. VanEck Digital Assets, LLC., and Van Eck Securities Corporation are wholly- owned subsidiaries of Van Eck Associates Corporation. © Van Eck Associates Corporation, 666 Third Avenue, New York, NY 10017 Phone: 800.826.2333 Email: info@vaneck.com VanEck Bitcoin Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting vaneck.com/hodl. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 800.826.2333.